Skadden, Arps, Slate, Meagher & Flom llp

FOUR TIMES SQUARE NEW YORK 10036-6522 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com August 23, 2013
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James E. O'Connor
Division of Investment Management
Securities and Exchange Commission
Washington, D.C.  20549

Re:  Apollo Investment Corporation (File Nos. 333-189817 and 814-00646)

Dear Mr. O'Connor:

Apollo Investment Corporation (the "Company") has authorized us to make the following responses to the comments received from you on August 2, 2013 to the Company's Registration Statement on Form N-2 (File No. 333-189817) (the "Registration Statement") as filed with the Securities and Exchange Commission (the "Commission") on July 5, 2013.  All comments are set forth below in bold font and the Company's response follows each respective comment.

We note that a significant number of the comments were made in prior years and resolved in the manner set forth in the Registration Statement.  Although we have responded again to such comments, it would be a more efficient use of the Company's time and resources as well as the staff of the Commission (the "Staff") if further response was not required.

Prospectus

Apollo Investment, page 1

1.         In the third paragraph of this subsection the disclosure states that "most of the debt instruments we invest in are unrated or rated below investment grade...." Please revise this statement to clarify that if the Company's unrated investments were rated, they would be rated below investment grade. Please also disclose that if below-investment grade securities are often referred to as "junk" or "high-yield" securities.

We have revised the disclosure in response to the comment.

2.         Please provide the yield and portfolio composition information in this section as of a current date.

James E. O'Connor
Christina D. Fettig
August 23, 2013

The Company provided in its base prospectus updated information as of its most recent fiscal year end, which also happened to be at the time of initial filing its most recent fiscal quarter end.  In this filing, the Company has updated its disclosure for its June 30, 2013 information in the form of prospectus supplement.  In this way, further updates can be made more easily and effectively in the prospectus supplement in connection with any particular takedown.

Use of Proceeds, page 3

1.         The second paragraph of this subsection states: "Our portfolio is comprised primarily of investments in debt, including secured, unsecured and mezzanine debt of private-middle market companies that, in the case of senior secured loans, generally are not broadly syndicated and whose aggregate tranche size is typically less than $250 million." The Company's previous registration statements indicated that it would invest in "senior secured loans", but, except for this reference, the adjective "senior" has been dropped in the current registration statement. Please conform the disclosure. An implication of this statement is that the Company invests primarily in syndicated loans. What percentage of the Company's current portfolio is comprised of loans made by the Company to individual companies? Please explain the meaning of the term "aggregate tranche size." What is the significance for investors of the Company investing in loans "whose aggregate tranche size is typically less than $250 million"?

The Company believes that the disclosure is correct as is written.  The change to delete the adjective "senior" in other areas of the document was made to inform shareholders that the Company invests in various levels of the capital structure of portfolio companies and is not solely focused on senior secured loans.  The adjective "senior" is included in the above referenced section because it is a factual statement regarding the Company's current investment policy.  We respectfully disagree that the implication of the statement is that the Company primarily invests in syndicated loans.  The statement discloses that, with respect to the senior secured loans in which the Company invests, such loans are generally not broadly syndicated and the aggregate tranche size of such loans are typically less than $250 million.  Although the disclosure as written is correct, it is also correct if the phrase "in the case of senior secured loans" is omitted, as the Company has done.

86% of the Company's current portfolio is comprised of loans made by the Company to individual companies.  Aggregate tranche size refers to the aggregate size of a particular issuance of a particular security.  Often a company will be issuing senior secured, junior secured and unsecured debt at the same time.  Each of these securities would be treated as a separate tranche.  There is no significance to investors from investing in syndicated loans whose aggregate tranche size is typically less than $250 million other than the information provide – that the Company usually invests in issuances at or less than that size rather than in larger issuances.

James E. O'Connor
Christina D. Fettig
August 23, 2013

2.         If the Company's investments in collateralized loan obligations are material, please describe briefly in this subsection the structure of, and risks of investing in, CLOs. Please also disclose the lowest-rated tranches in which the Company invests. If the Company may invest in CLO residual interests, would their built-in leverage be counted for purposes of the Company's overall limit on leveraging under Section 61(a)(1) of the Investment Company Act?

The Company's investments in collateralized loan obligations ("CLOs") are a minor part of the Company's total assets, are part of the Company's miscellaneous investments in non-qualifying assets and accordingly are limited in scope.  The Company has included appropriate disclosure regarding investments in CLOs under "Risk Factors—Risks Related to Our Investments."  Please see the following risk factors: "Our investments in CLOs may be riskier and less transparent to us and our stockholders than direct investments in the underlying companies;" "CLOs typically will have no significant assets other than their underlying loans; payments on CLO investments are and will be payable solely from the cashflows from such loans;" and "Our CLO investments are exposed to leveraged credit risk."

With respect to CLOs, the lowest-rated tranche in which the Company may invest is the most junior economic class of securities of a CLO. The junior interest may be denominated as debt or equity, may or may not have substantive voting rights, is entitled to receive the cash flows generated by the CLO remaining after interest and, during periods when capital is being returned, capital on the more senior tranches of securities of the CLO have been paid in full and is nonrecourse to the Company.  The primary purpose of the Company’s investments in CLOs is to realize income.

In determining whether to treat the CLOs' internal leverage as part of the Company's leverage for purposes of Sections 61(a)(1) and 18 of the Investment Company Act of 1940 (the "1940 Act"), the Company first determines whether a CLO should be consolidated for GAAP purposes.  In the absence of GAAP consolidation, the non-recourse nature of a CLO's debt would preclude any possibility of attributing such leverage to the Company.  The Company advises the Staff that consolidation of private CLOs into the Company’s financial statements is not permitted because such CLOs are not “investment companies” under the 1940 Act and Regulation S-X prohibits investment companies from consolidating non-investment companies.

Specifically, the rules regarding consolidation of financial statements filed by investment companies set forth in Rule 6-03(c) of Regulation S-X state in pertinent part that the “statements of [an investment company registrant] may be consolidated only with the statements of subsidiaries which are investment companies.” [Emphasis added.] The Company therefore believes that the plain language of Rule 6-03(c) of Regulation S-X clearly restricts consolidation of a private CLO, or similar portfolio companies, into the Company’s financial statements.

James E. O'Connor
Christina D. Fettig
August 23, 2013

The Company understands that the Staff of the SEC has been requesting that investment companies evaluate consolidation of CLOs in which they have an interest under the principles of ASC 810 if the CLO is treated as an asset backed entity.  Under ASC 810 consolidation is generally required if a person is the primary beneficiary of a variable interest entity, such as a typical CLO.  Although, ASC 810 by its terms does not apply to investment companies, because they value their investments at fair value, the Company has in any event determined that it is not the primary beneficiary of any of the CLOs in which it has an interest.  In particular, the Company discussed with the accounting staff and obtained a non-objection confirmation from the Staff with respect to its initial CLO investment and, for each succeeding investment, the Company has endeavored to make sure such CLOs or its interests were structured in a similar manner.

Separately, for the purposes of Sections 61(a)(1) and 18, the Company believes that leverage which is non-recourse to the Company should not in general be attributable to the Company.

Fees and Expenses, page 5

1.         The disclosure, on page 26 states: "We may invest, to the extent permitted by law, in the securities and instruments of other investment companies, including private funds, and, to the extent we so invest, will bear our ratable share of any such investment company's expenses, including management and performance fees." If the expenses incurred indirectly by the Company as a result of its investments in "other investment companies," including temporary cash transfers to money market funds, exceed 0.01 percent (one basis point) of average net assets, please add the line item, "Acquired Company Fees and Expenses," to the fee table with an estimate of the expenses. If there are expenses of one basis point or less, please confirm that these amounts are included in the calculation of "Other Expenses." See Instruction 10.a. to Item 3 of Form N-2.

The expenses incurred indirectly by the Company as a result of its investments in "other investment companies," including temporary cash transfers to money market funds, do not exceed 0.01% and such expenses are included in the "Other Expenses" line item.

2.         The disclosure throughout the prospectus indicates that the Company invests in collateralized loan obligations. If the fund invests in CLO residual interests, because the CLO's management fees are paid before the equity holders are paid, the fees must appear in an Acquired Company Fees and Expenses ("AFFE") line item, unless the AFFE fees are de minimis. See Instruction 10.a. to Item 3 of Form N-2.

Based on official guidance by the Staff, Instruction 10.a to Item 3 does not apply to expenses associated with investments in structured finance vehicles, collateralized debt obligations, or other entities not traditionally considered pooled investment vehicles.  Please see the Staff's guidance release, "Staff Responses to Questions Regarding Disclosure of Fund of Funds Expenses" (https://www.sec.gov/divisions/investment/guidance/fundfundfaq.htm).  Inasmuch as the

James E. O'Connor
Christina D. Fettig
August 23, 2013

CLOs in which the Company has investments are structured finance vehicles and not investment funds, the Company believes that its expense table should not include an AFFE line.

3.         Please confirm that the management fees are presented gross of any voluntary waivers.

The management fees are presented gross of any voluntary waivers.

4.         Note 4 to the fee table states that '"net assets attributable to common stock' equal net assets as of March 31, 2013." Net assets attributable to common stock should be the average net assets for the year and not net assets at the end of the fiscal year. Please revise the fee calculations based on average net assets for the year.

As the Company explained in its correspondence letter to the Staff dated March 8, 2011, the Company respectfully disagrees with this comment and believes the Staff has withdrawn this comment.  The General Instructions to Item 3 of Form N-2 suggests that the Company may use net assets, not the average.  The appropriateness of using the “end of period net assets” is reinforced by instruction 7.a to Item 3.1 regarding the management fee calculation, which also requires end of period data.   To revise the disclosure as requested could be potentially misleading to investors and it would require deviating from the end of the period calculations required elsewhere.

5.         As the fund accrues unrealized gains, it should also accrue the corresponding incentive fee on capital gains and include this amount for the period with the incentive fee on liquidated capital gains presented in the fee table. Please confirm to us that the portion of the incentive fee line item representing the incentive fee on capital gains corresponds to the amount presented in the financial statements.

As the Company explained in its correspondence letters to the Staff dated March 8, 2011 and April 8, 2011, if as at such fiscal period end or calculation of net asset value as the Company's cumulative realized capital gains and unrealized capital appreciation exceed the Company's cumulative realized capital losses and unrealized capital depreciation the Staff of the Commission interprets GAAP to require an accrual for the contingent incentive compensation that would be payable by the Company to its investment adviser if the Company's assets were liquidated at their stated value as at such date and (if applicable) its liabilities were repaid in full as of such date, the Company will disclose such accrual in the manner then required.

However, academic discussion of this point is unnecessary as the Company has accumulated net capital losses in excess of $1 billion and net unrealized depreciation of $96 million at June 30, 2013 and accordingly, as stated in the Company's response to a similar comment on March 8, 2011, does not anticipate having any unrealized appreciation in excess of accumulated realized losses and unrealized depreciation for the foreseeable future.

James E. O'Connor
Christina D. Fettig
August 23, 2013

6.           Note 6 to the fee table on page 6, and similar disclosure throughout the prospectus, states that "our net investment income used to calculate [the incentive fee on net income] is also included in the amount of our gross assets used to calculate the 2% base management fee." Please explain this statement to us, because it does not appear to us that a RIC's gross assets would be increased significantly by investment income. The Company must distribute at least 90% of its investment company taxable income in cash during the year to obtain the tax benefits of its RIC election. In addition, the Company will be subject to a 4% nondeductible federal excise tax on its undistributed income unless it distributes in a timely manner at least 98% of its ordinary income for each calendar year. Thus, although the income used to compute the incentive fee will increase assets, it appears that there will be a corresponding reduction as a result of the distributions required to maintain RIC status. Does an increase in assets from the receipt of income occur as a result of the distribution of taxable dividends payable in stock of the RIC?

Net investment income is an asset of the Company until it is distributed.  Accordingly, it must be included in gross assets to calculate the 2% base management fee until distributed.  Assets may increase from net investment income, as would be the case had the Company been required to disclose undistributed net investment income pursuant to S-X 6-09.7.  An increase in assets from the receipt of income would not occur as a result of the distribution of taxable dividends payable in stock of the Company because the increase is recorded at the time the income is recognized and the payment of a dividend in shares would simply mean there would be no reduction in such earlier increase in assets.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income, page 11

1.         The disclosure, on page 13, states that, under the Company's strategy, "original issue discount is included in income before we receive any corresponding cash payments and could be significant relative to our overall investment activities." Please disclose the additional risks created by investing in OID instruments, including the following:

a)
OID instruments may have unverifiable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

b)
OID received by the Company may create uncertainty about the source of the Company's cash distributions. For accounting purposes, any cash distributions to shareholders representing OID are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, although a distribution of OID comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact.

James E. O'Connor
Christina D. Fettig
August 23, 2013

c)	The deferral of PIK interest has the effect of reducing the loans' loan-to-value ratio at a compounding rate.

The Company originally responded to similar comments in its correspondence letter to the Staff dated April 8, 2011.  Subsequent to that letter we had extensive discussions with the Staff and agreed on a set of disclosure changes and supplements.  A variant of each of these three comments was discussed and resulted in no change in disclosure, which we believe continues to be the correct result for the reasons stated below.

Although, as stated in item (a), OID instruments may have unverifiable valuations, this is true of any privately issued instrument and would not be caused by the need for continuing judgments about collectibility and collateral value to any greater extent for OID instruments than for non-OID instruments. Accordingly, the Company did not make this disclosure change and continues to believe it is inappropriate to single out OID instruments.

With respect to item (b), the Company does not believe there is any uncertainty regarding the source of its cash distributions.  Further, the cash to pay distributions in respect of accruals for deferred interest, market discount ("MD") or OID interest is as likely to come from repayments on or sales of other deferred interest, MD or OID instruments where the cash receipts have now matched the prior accruals and represents excess cash over GAAP income as it is to come from proceeds.  Accordingly, the Company did not make this disclosure change and continues to believe it would be inaccurate.

With respect to item (c), whether or not an interest deferral will reduce the instrument's loan-to-value ratio will depend on other factors including primarily the performance of the portfolio company.  Accordingly, the Company did not make this disclosure change and continues to believe it would be inaccurate.

2.         Please disclose the percentage of the Company's yield that is attributable to the Company's investment in various OID instruments.

As the Company explained in its correspondence letter to the Staff dated March 8, 2011, the Company’s investments with OID, MD or deferred interest fluctuate quarter to quarter and year to year, and the variations have not had any material effect on operations, working capital or dividends to shareholders since the Company’s IPO in 2004.  Almost all of the Company's portfolio investments at some point have MD or market premium and few have OID as of June 30, 2013.  With respect to instruments with interest deferrals, the amount also fluctuates for reasons bearing no relationship to the terms of the instruments.  For example, some obligors have the right to defer interest but do not use it, while others may defer for a time for short-term capital needs and then pay off the accrued interest.  Consequently, the Company believes such disclosure would not meaningfully reflect material ongoing characteristics of its portfolio.  Nonetheless, the Company includes disclosure about these instruments in its MD&A.  See "Liquidity and Capital Resources" on page 44.

James E. O'Connor
Christina D. Fettig
August 23, 2013

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income, page 13

The disclosure, in the second paragraph of this subsection, states that "while we may make incentive fee payments on income accruals that we may not collect in the future and with respect to which we do not have a formal clawback right against our investment adviser per se, the amount of accrued income written off in any period will reduce the income in the period in which such write-off was taken and thereby reduce such period's incentive fee payment." This statement does not address the case where a reversal of the accrued dividend or interest income occurs in a year where there is no other income to be offset. The benefit of the unused write-off of the accrued income will not carry forward to reduce future years' incentive fees. In addition, it does address the case where the accruals have been capitalized. In such case, not only will there be no accrual to reverse, but the base management fee may not be affected either, depending on the fair value determinations made by the board with respect to the capitalized accruals. In any case, this statement should be deleted because it does not describe a risk.

The Company believes that the reductions in income and the absence of clawback features represent risks.  In addition, the disclosure was added in response to the Staff comments to other business development companies.  While the Staff's observations are correct, we respectfully believe that the likelihood of their occurrence is extremely remote and dependent on numerous other variables that consequently additional disclosure would not be helpful.

Changes in interest rates may affect our cost of capital and net investment income, page 15

Please delete the entire remainder of the first paragraph of the subsection after the following sentence: "Interest rate hedging activities do not protect against credit risk." It is not risk disclosure. In fact, the discussion of the effect of rate increases on the Company's floating rate assets could mislead investors because it is presented in isolation, without any mention of the fact that 64% of the Company's assets are currently fixed rate.

The deletion has been made as requested.

Many of our portfolio investments are recorded at fair value as determined in good faith by our board of directors and, as a result, there is uncertainty as to the value of our portfolio  investments, page 16

1.         The disclosure states that the Company's fair values are "determined in good faith by our board of directors pursuant to a written valuation policy and a consistently applied valuation process." Please disclose whether the board also reviews regularly the accuracy of the Company's valuation process. Rule 38a-1 under the Investment Company Act makes clear that the board must not only approve the Company's valuation procedures, but it must regularly review and evaluate the accuracy of such procedures using the appropriate means. See the adopting release for Rule 38a-1, Release No. IC-26299, Compliance

James E. O'Connor
Christina D. Fettig
August 23, 2013

Programs of Investment Companies and Investment Advisers (December 17, 2003). See also In the Matter of J. Kenneth Alderman, CPA, et al., Inv. Co. Act Rel. No. 30557 (Jun. 13, 2013) and In the Matter of Northern Lights Compliance Services, LLC, et al., Inv. Co. Act Rel. No. 30502 (May 2, 2013).

The Company confirms that the board, pursuant to Rule 38a-1 under the 1940 Act, reviews the accuracy of the valuations of its portfolio investments and, no less frequently than annually, the adequacy of the policies and procedures of the Company and the effectiveness of their implementation.  The Company has included disclosure accordingly.  See Determination of Net Asset Value on page 98.

2.           The disclosure states that the "board of directors utilizes the services of independent valuation firms to aid it in determining the fair value of these investments." Please clarify whether the board uses an "independent valuation firm" to assist it with the valuation of every security that would be classified as "Level 2" and "Level 3" assets under FASB Accounting Standards Codification Topic 820 ("Topic 820"). If not, disclose the circumstances where the board uses an independent valuation firm.

As the Company explained in its correspondence letter to the Staff dated March 8, 2011, the Company's Board of Directors has always used independent valuation firms chosen by the Board to assist it with the valuation of securities whose quotes are either not readily available or deemed not to represent fair value.   The Company values investments for which market quotations are readily available, at such market quotations unless they are deemed not to represent fair value.  The Company may utilize pricing services to validate the price as provided by broker quotes.  For those securities for which quote are either not readily available or deemed not to represent fair value, the Company utilizes independent valuation firms to assist with the valuation of those Level 3 investments.  The Board of Directors approves the valuations for the entire portfolio as determined by either broker quotes, pricing services or through the use of valuation models with input by independent valuation firms.

Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock, page 20

The disclosure in the first paragraph states: "If we amend our bylaws to repeal the exemption from the Control Share Acquisition Act...We intend to give the Commission prior notice should our board of directors elect to amend our bylaws to repeal the exemption from the Control Share Acquisition Act. It is the published position of the Staff that the Maryland Control Share Acquisition Act is inconsistent with the wording of, and purposes underlying, Section 18(i), specifically, and of the Investment Company Act generally. See Boulder Total Return Company, Inc. (November 15, 2010). Please revise the disclosure to state explicitly that the Company will not amend its bylaws to repeal the current exemption from the Maryland Control Share Acquisition Act without a formal

James E. O'Connor
Christina D. Fettig
August 23, 2013

determination by the Board that doing so would be in the best interests of the stockholders and without the Company's obtaining the express approval of the Commission Staff.

As the Company explained in its correspondence letters to the Staff dated March 8, 2011 and August 7, 2012,  the Company respectfully disagrees with the Staff’s view.  The Company previously  modified the disclosure to add that the Company will give the Commission prior notice if the Board determines to elect that the Maryland Control Share Acquisition Act apply to it.  The Company does not believe that it should be required to agree with the Staff’s position.  As an example, the Commission is of the view that violations of the federal securities laws may not be indemnifiable in certain circumstances.  However, it requires only a statement in the registration statement to that effect, not a promise that the registrants will agree with the Commission.  Accordingly, the Company has not made further changes to its disclosure on this subject.

Our senior secured notes and our senior unsecured convertible notes have maturity dates  over the course of the next several years, and any inability to replace or repay our senior  secured notes or our senior unsecured convertible notes could adversely impact our liquidity and ability to fund new investments or maintain distributions to our stockholders, page 28

The disclosure in this subsection states:

On October 9, 2012, Apollo Investment issued $150 million in aggregate principal amount of 6.625% senior unsecured notes due October 15, 2042 (the "2042 Notes"). On June 17, 2013, Apollo Investment issued $135 million in aggregate principal amount of 6.875% senior unsecured notes due July 15, 2043 (the "2043 Notes"). An additional $15 million in aggregate principal amount of 2043 Notes was issued on June 24, 2013 pursuant to the underwriters' over-allotment option exercise.

We note that the currently effective base prospectus referred to these securities only as "notes" and the two prospectus supplements used to sell them are titled simply "Senior Notes." These two issues of "senior unsecured notes" are ranked equally to the Company's senior unsecured convertible notes and junior to all of the Company's other outstanding notes. In other words, they are not senior to any of the outstanding notes of the Company. The term "senior" is potentially misleading with respect to these notes because, particularly given their minimum denominations of $25 and integral multiples of $25 in excess thereof, they are obviously intended for retail investors. Please provide us with a representation that the term "senior" will not be used to describe issues of such notes in future prospectus supplements.

The Company respectfully disagrees with the Staff's comment.  Among unsecured notes there are just two basic levels of seniority:  senior and subordinated.  By longstanding convention in the securities industry all notes that are not subordinated to other indebtedness are "senior."  They are called "senior" because in fact they are senior to any

James E. O'Connor
Christina D. Fettig
August 23, 2013

subordinated indebtedness an issuer has outstanding or may issue during the life of the senior notes.  Contractually, the only debt senior to such senior notes are secured notes, which in turn are always labeled as secured rather than senior.  If the Company did not characterize its senior notes as "senior," the securities marketplace would be confused as to their ranking in the Company's capital structure.

Portfolio and Investment Activity, page 40

1.         Wherever the Company's investments and their yields "at March 31, 2013" are presented, please update the information to a more current date.

The Company provided in its base prospectus updated information as of its most recent fiscal year end, which also happened to be at the time of initial filing its most recent fiscal quarter end.  The updated June 30, 2013 information appears in the form of prospectus supplement.  This is the primary document investors read in connection with a particular offering, and it will be updated as needed for each offering to reflect the most recent available financial information.

2.         Please disclose the number and percentage of the Company's portfolio securities that are currently in default or on non-accrual status or that have payments currently in arrears.

The requested disclosure has been made on page 40.

Results of Operations, page 43

The disclosure in the paragraph, "Net Expenses," states: "The decrease in net expenses from fiscal 2012 to fiscal 2013 was primarily due to...lower management and incentive fees as a result of the implementation of the fee waiver in fiscal 2013...." There has been no mention of a "fee waiver" previously. Presumably, the fee waivers referred to are those described under "Liquidity and Capital Resources," on page 46 and under "Recent Events," on page 51. Please clarify the disclosure. Please inform us whether these fee waivers are reflected in the Expense Example.

The disclosure has been clarified.  The impact of these fee waivers are not reflected in the Expense Example.

Liquidity and Capital Resources, page 44

1.         With respect to the disclosure about the revolving credit facility, in this subsection and "Note 12" to the financial statements, please address the following issues.

(a)
Does the revolving credit facility involve a subsidiary set up to hold Company assets that serve as collateral for loans made under the credit facility? Will portfolio assets be transferred to a subsidiary entity in a sale transaction?

James E. O'Connor
Christina D. Fettig
August 23, 2013

As the Company explained in its correspondence letter to the Staff dated March 8, 2011, the revolving credit facility does not involve a subsidiary designed to hold Company assets that serve as collateral for loans made under the credit facility.  Under the facility, portfolio assets are not transferred to a subsidiary entity in a sale transaction.

(b)	Alternatively, will the collateral assets remain consolidated on the Company's balance sheet and count for the Company's asset coverage requirements under the 1940 Act?

As the Company explained in its correspondence letter to the Staff dated March 8, 2011, under the facility, the collateral assets remain on the Company's balance sheet and count for its asset coverage requirements under the 1940 Act.

(c)	In the event of "non-compliance with certain covenants," would the lender have contractual rights to seize Company assets without adjudication?

As the Company explained in its correspondence letter to the Staff dated March 8, 2011, the lender would have contractual rights to seize and sell Company assets without adjudication in an event of default, which could occur in connection with non-compliance with certain covenants.

2.         Please explain to us why the Company uses its wholly-owned subsidiary, "AIC Holdco," to make investments indirectly through the various AIC Holdco SPVs. Does the Company use this structure to make investments that it could not make directly? For example, in the case of the total return swap, does the use of a non-investment company subsidiary and non-recourse financing permit the Company to use leverage that is not counted against its 200% limit? Please revise the disclosure to describe the AIC Holdco structure and its investments in plain English.

As the Company explained in its correspondence letter to the Staff dated March 8, 2011, the Company established AIC Holdco as a holding company to facilitate making certain investments outside of the Company's senior credit facility that were structured by third parties.  This response letter led to a series of substantive discussions with the Staff, including primarily the accounting Staff, and to the development of the language commented on, which was carefully reviewed by the Staff and agreed to between the Company and the Staff as a condition of gaining effectiveness.  The Company is unaware of a reason to change these disclosures particularly as this structure is in the process of being wound down, with only AIC (TXU) Holdings LLC remaining at the moment.

Recent Events, page 51

1.         The disclosure states that on May 20, 2013, "the Company" was named as a defendant." Please identify "the Company" and, if it is the Company, substitute the term "we."

James E. O'Connor
Christina D. Fettig
August 23, 2013

The requested changes have been made.

2.         Please also inform us whether the Company has complied with Section 33 of the Investment Company Act, as made applicable to the Company by Section 59 of the Investment Company Act, regarding these proceedings.

As of the date hereof, Section 33 is not applicable to the aforementioned proceedings as the action is not a derivative action.

Investments, page 60

1.         Please provide the portfolio composition information in this section as of a current date, as is done in the "Portfolio Companies" subsection on page 92.

The requested disclosure appears in the Schedule of Investments of the Company's quarterly financials included in the prospectus supplement portion of the Registration Statement.  Further updates during the period the Prospectus is effective will be included in the Company's most recent quarterly financials, which will be included in the prospectus supplement.  There is no requirement in the schedules to provide the percentage of value for each portfolio company, only on an aggregate basis by category and for all restricted securities in the aggregate.  The Company respectfully declines to undertake to update valuation percentages portfolio company by portfolio company or issue by issue on a quarterly basis.

2.         Please address the following issues raised by the disclosure in this subsection that the Company may securitize its debt investments.

(a)
Will the SPV be an investment company? In the alternative, will the SPV be deemed not to be an investment company by Rule 3a-7 under the 1940 Act or will relief be sought that permits the SPV to be ignored by means of a "look-through" from the Company to the SPV's assets? Will the SPV be an eligible portfolio company?

(b)
The disclosure states that the securities issued by the SPV will be "investment grade." The Company's portfolio assets, however, are not generally investment grade. How will the SPV's securities achieve investment grade ratings?

(c)
Please disclose that, because of adverse selection in the Company's portfolio and the residual interests retained on the Company's balance sheet, to the extent that the Company engages in securitization investing in its shares will be riskier.

(d)	Will the SPV be consolidated in the Company's financial statements?

(e)	Will the securitized assets count for purposes of the Company's 200% asset coverage requirement?

James E. O'Connor
Christina D. Fettig
August 23, 2013

(f)	Will the transfer of portfolio assets to the SPV trigger the realization of their capital appreciation for purposes of the calculation of adviser's capital gain incentive fee?

(g)
Please provide us with more information about how the Company will make the investments referred to in the statement: "we may also invest through special purpose entities or other arrangements, including total return swaps and repurchase agreements, in order to obtain non-recourse financing or for other purposes."

As the Company explained in its correspondence letter to the Staff dated March 8, 2011 in response to similar comments, any SPV will not likely be an investment company or a Rule 3a-7 company.  Any such SPV will also not likely be consolidated in the Company's financial statements.  Additionally, the Company reserves the right in the future to enter into any type of securitization transaction permitted under the 1940 Act and as such cannot provide the specific details you requested since the answers to your questions with regard to any future securitizations structure will depend upon the facts and circumstances of the specific securitization.  However, the Company does assess whether each SPV should be consolidated based on the current facts and circumstances of that SPV.  Currently none of the SPV investments are consolidated.

Board Approval of the Investment Advisory and Management Agreement, page 85

Please provide more detail regarding how the Board concluded that the terms of the investment advisory and management agreement were fair and reasonable. For example, how did the investment performance and fees compare with business development companies with similar investment objectives? Refer to Instruction to 6f of Item 24 of Form N-2.

The Company is not privy to any additional detail on this topic, which involves private discussions between the independent directors and their counsel.  The Company has referred this comment to the Board and its counsel's response is below:

As disclosed on page 86 of the Company's prospectus filed as part of the Registration Statement, the Company's Board considered comparative data based on publicly available information and information provided by a third party retained to provide comparative data on other business development companies with respect to the advisory fees (including the management fees and incentive fees) of other business development companies as well as the Company's operating expenses and expense ratio compared to other business development companies, including business development companies with similar investment objectives.  Based upon its review, the Company's Board concluded that the fee schedule is comparable with the fee schedules of business development companies with similar investment objectives (emphasis added).  In addition, the Board also considered comparative data with respect to the long-term and short-term investment performance of other externally-managed business development companies against the investment performance of the Company and concluded that the recent management and

James E. O'Connor
Christina D. Fettig
August 23, 2013

strategy changes should improve the Company's investment performance (emphasis added).

We note that Item 24 of Form N-2, including Instructions 6e and 6f (the instructions requiring disclosure of the approval of a registered investment company's advisory contract) require this disclosure to be included in annual or semi-annual reports to fund shareholders required by Section 30(e) of the 1940 Act and Rule 30e-1 thereunder.  The Instructions do not require this disclosure to be included in the Company's prospectus or statement of additional information included as part of the Registration Statement.  In addition, as the Company is a business development company and not an investment company registered under the 1940 Act, it files periodic reports to its shareholders on Forms 10-Q and 10-K pursuant to the requirements of the Securities and Exchange Act of 1934.  Pursuant to Section 59 of the 1940 Act, the Company is not subject to Section 30(e) of the 1940 Act or Rule 30e-1 thereunder.  As a result, we believe that the current disclosure complies with the requirements of Form N-2.

Description of Our Units, page 132

The "general description of the terms of the units" is incomplete and vague. Please provide a legal analysis discussing why an offering of units is consistent with the protections of the 1940 Act based on a specific description of how and why the "units" are being offered. This analysis should include how the individual securities in the unit will be valued and whether the interests of existing common shareholders could be diluted by the issuance of the Company's securities in units. In addition, please disclose that the Company will only make an offering of units by means of a post-effective amendment to the current registration statement that requires acceleration by the Staff.

The details of any units or offering thereof are not yet known or reasonably determinable and, therefore, any such details may be inaccurate, misleading or confusing to investors.  Nor is such preliminary disclosure a market practice of other business development companies with universal shelf registration statements.  The Company has already undertaken that it will not sell any units consisting of combinations of securities that have not previously been described in a registration statement of the Company or an amendment thereto that was subject to review by the Commission and that subsequently became effective.  Further, the Company previously responded to a similar comment in correspondence dated February 3, 2012 and believes that the matter was resolved at that time.

Description of Our Purchase Contracts, page 134

Please provide a legal analysis discussing why purchase contracts are consistent with the protections of the Investment Company Act of 1940 (the "1940 Act"). In particular, this analysis should address the dilutive effects resulting from the issuance of such contracts. In addition, please discuss what safeguards will be put in place to prevent the sale of common stock at a price that is effectively below net asset value.

James E. O'Connor
Christina D. Fettig
August 23, 2013

As explained in the correspondence filed by the Company on December 22, 2011 in response to a similar comment, at the time an investor enters into a purchase contract with the Company, such event is considered a "sale" as such term is defined in Section 2(a)(34) of the 1940 Act.  A sale that  obligates a contract holder to purchase shares of common stock from the Company would satisfy the requirements of the 1940 Act if, at the time of the sale (i.e., the entry into the contract), the price in the purchase contract is at or above net asset value or, if the Company has shareholder approval to sell shares of common stock below net asset value from its shareholders, below net asset value.  Any other securities covered by a purchase contract would be sold in compliance with the rules and regulations governing the sale of such instruments set forth under the 1940 Act.  Any dilutive effect resulting from the issuance of a purchase contract would be disclosed in a prospectus supplement at the time of an offering in the same manner as other sales below net asset value pursuant to the protocol worked out with the Staff.  To the extent the purchase contracts are for nonconvertible preferred stock or debt securities, no dilution is possible.

Plan of Distribution, page 140

The disclosure states that "pursuant to the terms of certain applicable registration rights agreements entered into by us, or that we may enter into in the future, certain holders of our securities may resell securities under this prospectus and as described in any related prospectus supplement." Please respond to the following issues raised by this disclosure:

(a)	Are there currently any privately-placed shares outstanding, or does the Company intend to do any private placements that require the Company to pay the costs of the resale registration?

In April 2012, a subsidiary of Apollo Global Management, LLC purchased 5,847,953 newly issued shares of the Company based on the net asset value as of March 31, 2012 of $8.55 per share.  The shares remain outstanding.  The private placement did not include registration rights.  The Company does not currently anticipate any private placements that would entail registration rights requiring the Company to pay the costs of resale registrations.

On January 25, 2011, the Company closed on its private offering of 5.75% senior unsecured convertible notes due 2016.  The convertible notes and the shares of common stock issuable upon conversion of the convertible notes have not been registered under the 1933 Act or any applicable state securities laws.  Note holders do not have any registration rights and the Company will not file a shelf registration statement for the resale of the convertible notes or the common stock issuable upon conversion of such notes.   After the notes have been held for six months by a non-affiliate, under Rule 144 such notes and any shares of common stock obtained upon conversion will be freely saleable by non-affiliates.

James E. O'Connor
Christina D. Fettig
August 23, 2013

(b)	Does the Company's board always make a good faith determination with respect to a commitment by the Company to pay the expenses of a resale registration?

The Company has never had a commitment to pay the expenses of a resale registration.

(c)	If the Company expects to file any resale registrations during the coming year, please include the estimated expenses of these resale registrations in the fee table.

The Company does not expect to file any resale registrations during the coming year.

(d)	If the Company intends to make private placements, please disclose, where appropriate, the dilution risk created.

The Company does not currently anticipate making any private placements. In the event the Company does make such private placements, it will include dilution risks if applicable.

(e)	Will the Company's private placements rely on Section 4(2) of the 1933 Act, by means of the Rule 506 safe harbor of Regulation D?

The Company does not currently anticipate making any private placements and therefore does not know if any potential private placements will rely on Section 4(2) of the 1933 Act, Regulation D or some other exception.

Financial Statements

Form 10-K filed 5/23/2013

The certification attached as EX-32.2 appears to be incomplete. File an amended Form 10-K to include the completed form of certification. The certifications should be dated as of the amended filing date.

The as filed certificate attached as Ex-32.2 inadvertently did not include a portion of the certification.  The Company has filed an amended Form 10-K to include the completed certification.

Statements of Assets and Liabilities

Disclose any payables to Trustees/Directors separately in accordance with Regulation S-X, Article 6-04.12.

There were no payables to Directors.  As such, no disclosure is required pursuant to Regulation S-X, Article 6-04.12.

James E. O'Connor
Christina D. Fettig
August 23, 2013

Statements of Changes in Net Assets

1.         We note one line item for "Dividends and Distributions to Stockholders." This does not meet the disclosure requirements of Regulation S-X, Article 6-09.3 which requires separate disclosure of distributions to shareholders from net investment income, realized gain from investment transactions and other sources.

Additionally, the Investment Company Audit Guide, AAG-INV 7.130c, requires that tax return of capital distributions should be disclosed separately. Note 13(a) to the financial statements discloses that a portion of the distributions were a tax return of capital.

The Company will amend such disclosure in future financial statement filings.

2.         Include the disclosure requirements of Regulation S-X, Article 6-09.7.

The Company did not have any undistributed net investment income included in net assets at the end of the period.  As such, no disclosure pursuant to Article 6-09.7 is required.

Schedule of Investments:

1.         Please explain how the Board arrived at a value of $500,000 for the investment "ATI Acquisition Company." This investment is on non-accrual status and is past the maturity date of 6/30/12.

The valuation assessment of ATI Acquisition Company ("ATI") included a probability weighted approach based on a recovery analysis.  At March 31, 2013 a weighting of 75% was given to the probability of no recovery with a 25% weighting applied to a partial recovery of principal based on current facts and circumstances at ATI.  The Board of Directors followed the same valuation procedures in determining the fair value of ATI as were followed in the determination of the remaining portfolio as described as our valuation procedures in Form 10-K.

2.         Define the currency symbols used in the Schedule of Investments.

The Company will define the currency symbols in future filings.

3.         Has the Company performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied? The Staff believes that Rules 3-09 and 4-08(g) of Regulation S-X apply to BDCs and RICs. Rule 3-09 of Regulation S-X is applicable for a majority owned subsidiary (greater than 50% ownership) which is not consolidated by the Registrant. Rule 4-08(g) of Regulation S-X is applicable for subsidiaries (generally, 25% or more ownership) not consolidated. Subsidiary is defined by 1-02(x) of Regulation S-X as "an affiliate controlled by such person directly or indirectly through one or more intermediaries." An affiliate is defined by 6-02(a) of Regulation S-X as "as defined in Section 2(a)(3) of the Investment Company Act of 1940 unless otherwise indicated. The

James E. O'Connor
Christina D. Fettig
August 23, 2013

term "control" has the meaning (given) in section 2(a)(9) of the Act." Section 2(a)(9) of the Investment Company Act of 1940 defines control as having "the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position of such company... Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company."

The Company respectfully disagrees with the Staff's views for the reasons described in greater detail below.

Limited Purpose of S-X 3-09 and 4-08(g)

A review of the applicable accounting literature reveals that issuers required to use fair value accounting rather than equity accounting, such as business development companies, have never been required to provide the information required by Rules 3-09 or 4-08(g).  As articulated in Section 213.03.b of the Codification of Financial Reporting Polices, presented below, the requirement to provide either the separate financial statements or summarized financial information is related to the accounting concepts in APB Opinion 18 (ASC 323)  The Equity Method of Accounting for Investments in Common Stock.

213.03. Unconsolidated Subsidiaries and 50 Percent or Less Owned Persons

213.03.b. Discussion of Rules

ASR 302:

These rules are based on the Commission's view that summarized financial information may be adequate for disclosure purposes up to the point when the financial impact of a subsidiary or person becomes so significant that more detailed disclosure becomes necessary to an evaluation of the overall financial condition of a reporting entity. While recognizing that quantifying that level of significance may be an arbitrary determination, the Commission concluded that the 20 percent level is a reasonable standard for determining when the more detailed disclosures provided by complete financial statements are necessary in filings with the Commission.
While the Commission recognizes that GAAP (APBO 18) calls for the presentation of either separate financial statements or summarized financial information, guidance is not provided as to when either of these alternatives may be more appropriate. The rules establish uniform standards to determine the degree of detailed information to be included in filings with the Commission. The Commission recognizes that many registrants often elect to include full separate financial statements for

James E. O'Connor
Christina D. Fettig
August 23, 2013

significant unconsolidated subsidiaries or 50 percent or less owned persons in their annual reports to security holders. The rules do not eliminate this option, and registrants may continue to provide either separate financial statements or summarized financial information in their annual reports as they deem to be appropriate.

In other words, the Commission's accounting standards indicate that there could be situations in which companies that apply the equity method need to provide expanded disclosure or separate financial statements.  However, this information is only applicable when the company is accounting for its investment under the equity method of accounting – i.e., ASC   323.

This conclusion is reinforced in an extract from Section 7.08 of the AICPA Auditing and Accounting Guide for Investment Companies, which states:

As explained in FASB ASC 946-810-45-2 and 946-323-45-1, except as discussed in paragraph 7.10, consolidation or use of the equity method of accounting by an investment company of a noninvestment company investee is not appropriate. As stated in FASB ASC 323-10-15-4, FASB ASC 323, Investments—Equity Method and Joint Ventures, does not apply to investments in common stock accounted for at fair value in accordance with the specialized accounting guidance in FASB ASC 946. Rule 6-03(c)(1) of Regulation S-X also precludes consolidation by a registered investment company of any entity other than another investment company.

At the time this guidance was adopted, non-investment companies were allowed to account for certain subsidiaries under the equity method – e.g., non-homogeneous entities.  Both these subsidiaries as well as 50% or less owned subsidiaries were accounted for under the equity method.  With the issuance of Statement of Financial Accounting Standard No. 94 “Consolidation of All Majority Owned Subsidiaries” these exceptions from consolidation were eliminated.  While the Commission has never modified Rule 3-09 of Regulation S-X, Section 2405.2 of the Division of Corporation Finance's Financial Reporting Manual (“FRM”) indicates that with the changes in US GAAP that the provisions of Rules 3-09 and 4-08(g) relating to subsidiaries that are not consolidated has no practical application.

Although the FRM indicates that, if a company elects to use the fair value method option as allowed by SFAS 159 (ASC  825) for its equity investments, the requirements of Rules 3-09 and 4-08(g) are still applicable, there is a fundamental difference compared to investment companies – non-investment companies have an option to use fair value whereas investments companies are required to apply fair value.  The guidance issued by the Division of Corporation Finance was to continue to require companies to provide the same information they have always provided – not to create a new disclosure requirement.

James E. O'Connor
Christina D. Fettig
August 23, 2013

S-X 3-18

S-X 3-18 explicitly sets out the financial statements to be filed by investment companies.  Its list nowhere includes financial statements of other companies.  In addition, the other provisions of S-X Article 3 do not apply to investment companies, either by their express terms (such as S-X 3-01, where S-X 3-01(g) specifies deference to S-X 3-18) or because no provision of any form applicable to investment companies contemplates the application of such section (such as S-X 3-05, where Form N-2 makes no allowance for pro formas or separate financial statements of companies acquired or to be acquired and where Form N-14 specifies a separate regime for pro formas and financial statements of investment companies being acquired).  Form N-2 is entirely consistent with this structure.  It clearly specifies the financial statements that are to be filed and nowhere refers to financial statements of other persons.  Thus, S-X itself does not contemplate that S-X 3-09 is applicable to investment companies.  Until recently, the views of the Staff were consistent with this architecture of the rules and forms.

This conclusion is borne out by the relationship of S-X Article 6 to the other Articles of Regulation S-X. Regulation S-X 6-03 specifies that where the requirements of a special rule in S-X 6 differ from those prescribed in a general rule in S-X 1, 2, 3 or 4, the provisions of S-X 6 control. S-X 6-03(c) specifies that investment companies may not consolidate with any investee other than another investment company or a company that primarily provides services to the investment company.  S-X 3-09 requires that registrants perform their 3-09 analysis on a consolidated basis.  Because investment companies and BDCs may not consolidate, application of S-X 3-09 to investment companies and BDCs would essentially require them to engage in considering the total assets, earnings and equity of all subsidiaries in order to determine whether S-X 3-09 would apply to any of them.  This is directly contrary to the requirements of S-X 6-03.  Further, it is basically not possible to fairly and meaningfully apply S-X 3-09 to an investment company in the unconsolidated world they inhabit. This is because S-X 1-02(w) builds both the numerator and the denominator of its calculations around consolidated balance sheets. In testing the significance of any single unconsolidated subsidiary in what is normally an unconsolidated environment, the investment company would be required to include all affiliates on a consolidated basis, which is prohibited by S-X 6-03.  Requiring all of these consolidation-like calculations in order to figure out whether a company that does not consolidate any of its subsidiaries should provide separate financial statements for one or more of them would be very onerous and inimical to the core premise of mandatory fair value accounting applicable to investment companies. Consequently, honoring the mandate of S-X 6-03 also necessarily results in the non-applicability of S-X 3-09 to investment companies including BDCs.  Taking the opposite position – that investment companies and BDCs may not engage in the foregoing analysis – would similarly confirm that S-X 3-09 does not apply to investment companies and BDCs.  This is because the staff would effectively be asking investment companies to apply a rule intended for a consolidation environment without being able to utilize any elements of the rule – something the Commission could not have intended.

James E. O'Connor
Christina D. Fettig
August 23, 2013

Similar observations apply to S-X 4-08(g).  Indeed, application of S-X 4-08(g) is even more inconsistent with the principles underlying the fair value mandate of the 1940 Act and its implementation in S-X Article 6 in that S-X 4-08(g) mandates that the registrant aggregate either all of its unconsolidated subsidiaries (the Staff's view, at least as expressed on a phone call) or at least all of those that cross the 4-08(g) threshold (the intention of the text in relation to industrial companies) in a consolidated set of summary financial statement line items.  For any investment company with multiple subsidiaries, this requirement would eviscerate S-X 6-03 by requiring investment companies to do a consolidation accounting exercise for what may be a very substantial portion of their assets.

Absence of Commission Authority

Sections 2(a)(41), 30 and 31 of the 1940 Act, taken together, mandate fair value accounting for all investments by an investment company, specify precisely the financial statements to be filed by investment companies and accordingly do not permit the Commission to require (and the Commission has not required) investment companies to file financial statements of any other persons (including investee companies) and do not require investment companies to maintain any records of any such separate financial statements.  The Commission has since the inception of BDCs in 1980 required them to follow investment company accounting, as is specified in the instructions to Item 8.6.c of Form N-2 and is also noted in the AICPA Guide, paragraphs 103 and 105.  Inasmuch as Regulation S-X 3-09 cannot apply to registered investment companies, it also does not apply (and never has applied) to BDCs.  This structure is fundamentally different from the regime applicable to non-investment companies in which Congress delegated to the Commission plenary authority to determine by rule the financial statements to be filed by and the records to be maintained by such companies.

Further, Section 31 of the 1940 Act, which explicitly applies to BDCs by reason of Section 64(a) of the 1940 Act, expressly requires the Commission in Section 31(a) to avoid unnecessary recordkeeping by, and to minimize the compliance burden on, BDCs and requires solicitation of comments (i.e., rulemaking) in the course of exercising its authority in relation to recordkeeping requirements.  The Commission has not sought to expand the record keeping requirements of BDCs and currently has no authority to require any investment company (including any BDC) to maintain any record of the financial statements of any other person or to obtain an audit report on the financial statements of any other person.  Although one might argue that a requirement to obtain another person's record is different from and not necessarily inconsistent with a requirement to maintain a record, in this situation the Staff would be asking investment companies to not only obtain but also publish such records as part of their own financial statements.  However, unless the Staff is prepared to say that an investment company need not maintain a copy of its financial statements, this argument would seem to demonstrate the opposite of its intention.

James E. O'Connor
Christina D. Fettig
August 23, 2013

The observations regarding S-X 6 in the prior Section also confirm that the 1940 Act does not contemplate the filing of financial statements or financial data regarding other persons.

Impact of Financial Reporting Manual ("FRM") Changes

As noted in the first topic of this response, the FRM also confirms the inapplicability of S-X 3-09 and 4-08(g).  Note 1 to Section 2405.2 of the FRM, the unconsolidated subsidiary element of Regulation S-X 3-09 was developed to provide appropriate disclosure requirements for subsidiaries that were permitted to remain unconsolidated because their operations were unrelated to the operations of the registrant (such as finance subsidiaries of manufacturing companies). This is similar to the requirement of S-X 6-03 that investment companies not consolidate other companies because investment companies report on a fair value basis and other companies do not.  As explained in the Note and in FRM 2400.1 and 2405.2 the elimination of any exception to consolidation for registrants that are not investment companies left S-X 3-09 inoperable with respect to unconsolidated subsidiaries. This demonstrates that S-X 3-09 was never intended to apply to unconsolidated subsidiaries of investment companies, including BDCs, because investment companies never were permitted to consolidate any investment other than investment company subsidiaries and companies providing services primarily to the investment company.  When the FRM was updated to say that S-X 3-09 and 4-08(g) were inoperable with respect to investment companies, no exception was suggested for investment companies because the provisions had never been thought to apply to investment companies.

For the same reason, S-X 4-08(g) does not apply to investment companies.  That is, FRM 2400.1 and 2405.2 and Note 1 to 2405.2 apply equally to S-X 4-08(g), and investment companies are not permitted to account for any investee on the equity method or optionally on the fair value method.

Absence of Intention to Apply S-X 3-09 and 4-08(g) to Investment Companies

It is apparent from the structure of S-X 3-09 and 4-08(g) that they were never intended to apply to investment companies.  Each of these provisions is premised on the outcome of complex calculations under S-X 1-02(w).  However, these calculations require the use of financial information of other persons that investment companies do not, and are not required to, maintain.  While one could envision asking an operating company with numerous consolidated subsidiaries to perform such a calculation with respect to an unconsolidated finance subsidiary (the kind of closely related subsidiary that used to not be required to be consolidated), it is very difficult to envision that the Commission ever thought it would be subjecting any investment company, which may have a dozen or more subsidiaries that it is prohibited from consolidating and whose operations have nothing to do with the investment company's investment operations, to perform these calculations on those dozen or more unconsolidated subsidiaries.  It is even more difficult to ascribe such an intention to the Commission when one recognizes that the provision of

James E. O'Connor
Christina D. Fettig
August 23, 2013

separate financial statements for a fair valued investee company that by definition is not part of a business enterprise adds no information of any use to an investor.

Sections 30(c) and 31(a) of the 1940 Act

Section 30(c) of the 1940 Act mandates that the Commission take affirmative action to avoid unnecessary reporting by and to minimize the compliance burdens on, investment companies.  While this provision does not expressly apply to BDCs, the fact that BDCs must adhere to investment company accounting and financial statement requirements supports application of its principles to BDCs as well.

Section 31(a) contains parallel requirements in relation to recordkeeping.  Section 31 and the rules thereunder, which do apply explicitly to BDCs, do not require investment companies or BDCs to maintain the financial statements or obtain audit reports for any other person whatsoever.  And the Commission may not amend the rules under Section 31 to impose such a requirement without providing justification under Section 31(a).  In the absence of a requirement that investment companies maintain such records, there is no predicate for requiring them to furnish such information to investors.

Conclusion

The requirements in Regulation S-X have been in existence for decades and the thousands of companies subject to the 1940 Act did not in fact provide the financial statements or disclosure required by S-X 3-09 or 4-08(g).  No one, including the Commission or its staff, thought those provisions had any applicability to investment companies.  Both the industry, the Commission and its staff were correct for all those years, and there is no basis in the Company's view for revisiting this practice without action by Congress and the Commission.

Notes to Financial Statements

1.         Note 3- Agreements-"For the time period between April 2, 2012 and March 31, 2014, AIM has agreed to voluntarily waive the management fee and incentive fee on the proceeds of the April 2, 2012 common equity issuance. For the fiscal year ended March 31, 2013, total management fees waived were $1,602. For the fiscal year ended March 31, 2013, total incentive fees waived were $1,183."

The "management fees" appear to have been presented net of waivers on the Statement of Operations. Refer to the Audit Guide of Investment Companies, AAG-INV 7.103:

"As further described in FASB ASC 946-20-50-7, all voluntary and involuntary waivers should be disclosed on the face of the statement of operations as a reduction of total expenses. In addition, all terms of all voluntary and involuntary waivers should be disclosed in the notes to the financial statements."

James E. O'Connor
Christina D. Fettig
August 23, 2013

Are these fees subject to recapture? Is there any agreement or contract describing this voluntary commitment to waive the management fee on the proceeds of the equity issuance?

The fees are not subject to recapture.  There is no agreement or contract describing this voluntary commitment to waive the management fee on the proceeds of the equity issuance.  The gross management fees will be reflected in future filings.

2.         Note 3- Agreements-

"For the time period between April 1, 2013 and March 31, 2014, AIM will not be paid the portion of the incentive fee that is attributable to deferred interest, such as PIK, until the Company receives such interest in cash. The accrual of incentive fees shall be reversed if such interest is reversed in connection with any write off or similar treatment of the investment. Upon payment of the deferred incentive fee, AIM will also receive interest on the deferred interest for the period between the date in which the incentive fee is earned and the date of payment. The amount of the deferred fees for the fiscal year ended March 31, 2013 is $3,935."
Please explain the accounting for these deferred fees.  Please explain the situations in which the Company would receive PIK interest in cash.  Why is the company being charged interest on deferred fees? What are the rates of interest charged? Is the Company accruing for these interest payments?

The Company accrues for the amount of incentive fees that resulted from PIK interest in the period that PIK interest is accrued (“Deferred Fees”).  On a quarterly basis, an assessment is performed to determine if PIK income has been received in cash through the exit or partial exit of an investment that generated PIK income (“Investment Exit”).  If the Investment Exit took place at a price of par or higher, the pro-rata amount of Deferred Fees associated with the Investment Exit is paid to the Investment Manager with accrued interest from the time of accrual to the quarter in which payment is made, currently at a rate of 3.25%.  If the Investment Exit took place at a price below par, then the pro-rata portion of the Deferred Fees associated with the Investment Exit is multiplied by the exit price (“Reduced Fee Amount”) and only the Reduced Fee Amount is paid with accrued interest to the Investment Manager and the difference between the Reduced Fee Amount and the Deferred Fees is reversed as a reduction to incentive fees in the period of Investment Exit.

3.         Note 11- Financial Highlights

The Investment Company Audit Guide, AAG-INV 7.156e, requires that tax return of capital distributions to shareholders should be disclosed separately and that detail of distributions should conform to the statement of changes in net assets. The financial highlights table does not disclose separately the portion of distributions representing a tax

James E. O'Connor
Christina D. Fettig
August 23, 2013

return of capital, as disclosed in Note 13(a). Additionally, refer to Item 4 of Form N-2. How were shareholders notified of the source of these distributions?

The Company will amend such disclosure in future financial statement filings.

4.         Note 12- Debt-

Disclose any commitment fees associated with any borrowings. Refer to Article 5-02.19(b) of Regulation S-X.

Article 5 of Regulation S-X does not apply to BDCs or other investment companies.  The Company is not aware of a requirement to make such disclosure.

General

1.         We note that portions of the filing are incomplete. We may have additional comments: on such portions, when you complete them in a pre-effective amendment; on disclosures made in response to this letter; on information supplied supplementally; or on exhibits added in a pre-effective amendment.

Duly noted.

2.         Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

On February 12, 2013, the Company filed an Amendment No. 4 to an application for an order pursuant to Sections 57(c) and (i) of the 1940 Act and Rule 17d-l promulgated thereunder, authorizing certain principal and joint transactions that otherwise may be prohibited by Sections 57(a)(2) and 57(a)(4) of the 1940 Act.

3.         Please disclose supplementally whether the FINRA has reviewed the underwriting terms and arrangements of the offering.

The Company does not currently contemplate a registered offering, therefore FINRA has not reviewed any underwriting terms or arrangements.

***********************

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Commission or the Staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Company may not assert the declaration of

James E. O'Connor
Christina D. Fettig
August 23, 2013

effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions, please call Richard Prins at 212-735-2790.

Sincerely,

/s/ Richard Prins
Richard Prins